SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS SECOND QUARTER 2005 RESULTS

São Paulo, August 10, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the second quarter 2005 (2Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law.

AmBev’s consolidated results are the sum of the three following business units:

•  Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – non-alcoholic, non-carbonated beverages); and (iii) Malt and By-Products Sales;

•  Hispanic Latin America (HILA): comprising (i) AmBev’s average 55.2% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and

•  North America: representing the operations of the Canadian franchise Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the second quarter 2004 (2Q04).

OPERATING AND FINANCIAL HIGHLIGHTS

Consolidated EBITDA reached R$1,418.2 million (+92.9%); EBITDA margin reached 38.3% (+460 bps).

Solid growth in volumes and net revenues per hectoliter in Brazili; total net revenues of this business unit grew by 23.1%.

HILA’s sales volumes increased by 11.5%; in June AmBev reached its all time high market share in Venezuela, of 14.5%.

Labatt’s EBITDA margin reached 35.0%; EBITDA was of R$384.1 million (CAD$198.2 million).

Earnings before goodwill per share increased by 27.8%, reaching R$9.74.

Financial Highlights – AmBev Consolidated			%
R$ million	2Q05	2Q04	Change
Net revenues	3,704.3	2,181.7	69.8%
Gross profit	2,346.2	1,248.1	88.0%
EBIT	1,160.7	530.6	118.7%
EBITDA	1,418.2	735.1	92.9%
Net income	305.2	265.1	15.1%
No. of shares outstanding* (millions)	65,623.5	44,047.9	49.0%
EPS* (R$/000 shares)	4.65	6.02	-22.7%
EPS excl. goodwill amortization* (R$/000 shares)	9.74	7.62	27.8%
EPS* (US$/ADR)	1.88	1.97	-5.0%
EPS excl. goodwill amortization* (US$/ADR)	3.93	2.50	57.1%

*Number of shares outstanding and EPS for 2Q04 were adjusted for the stock bonus of 05/31/05.

Notes:
(1) Average exchange rates between Reais and US Dollars used for 2Q05 and 2Q04 were R$2.48/US$ and R$3.05/US$ , respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 2Q05 were de R$1.99/CAD$
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) The number of outstanding shares in 2Q04 was adjusted for common stock bonus, which took place on 5/31/05, to ensure consistency in the comparison to EPS in 2Q05.
(5) Values may not add up due to rounding.

Second Quarter 2005 Results August 10, 2005 Page 2

Message from AmBev Management

Second quarter results confirm our enthusiasm on the positive outlook for AmBev in 2005. The Company reached a 92.9% growth in its consolidated EBITDA and a 15.1% increase in its net income. All our three business units delivered a promising performance.

The strong growth in sales volumes, both in beer and soft drinks, was the highlight of Brazilian operations. In our beer business, we enphasize the merits of our sales and marketing team, which maintained, for the first time, our market share stable after a price increase. Commenting on AmBev’s performance in Brazil, Luiz Fernando Edmond, General Executive Officer for Latin America, affirmed: “The combination of a favorable economic environment with the great dedication of all our AmBev team brought impressive results to the Company in the second quarter”.

In our operations in Hispanic Latin America we have reached several important achievements. Among them we highlight the 34.5% increase in volumes in Venezuela, where we reached our all time high market share, of 14.5%, as well as the highly expected Brahma’s launch in Peru. “The beer markets in Latin American are among the world’s most attractive ones. We are currently the leaders in the South of the continent, and we reaffirm our vision of reaching throughout the next years the same performance in the other Latin American countries”, said Juan Vergara, Executive Officer for Hispanic Latin America.

In North America we remain dedicated to improving our knowledge and understanding of the Canadian consumer. We are continually fine tuning and enhancing our strategy to enable Labatt to overcome the challenging competitive environment in Canadá. Meanwhile, the implementation of Zero Based Budgeting at Labatt continues at full speed, ensuring that all cost reduction opportunities envisaged are captured. Carlos Brito, General Executive Officer for North America, commented "We face a tough competitive scenario in Canada. I know I can count on Labatt's highly qualified and motivated team to be a competitive advantage in this market."

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Second Quarter 2005 Results August 10, 2005 Page 3

AmBev Brazil

The AmBev Brazil business unit reached EBITDA of R$942.9 million (+48.4%), representing 66.5% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$ million	2Q05	2Q04	% Chg.	2Q05	2Q04 .	% Chg	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.
Volume ('000 hl)	13,889	12,148	14.3%	4,500	4,087	10.1%	n.a	n.a	n.a	18,389	16,235	13.3%
Net Revenue	1,777.6	1,425.9	24.7%	375.5	315.4	19.1%	45.1	44.2	2.1%	2,198.3	1,785.5	23.1%
Net Revenue/hl	128.0	117.4	9.0%	83.5	77.2	8.2%	n.a	n.a	n.a	119.5	110.0	8.7%
COGS	(577.0)	(531.7)	8.5%	(197.4)	(180.2)	9.6%	(21.3)	(21.6)	-1.1%	(795.8)	(733.4)	8.5%
COGS/hl	(41.5)	(43.8)	-5.1%	(43.9)	(44.1)	-0.5%	n.a	n.a	n.a	(43.3)	(45.2)	-4.2%
Gross Profit	1,200.6	894.2	34.3%	178.1	135.2	31.7%	23.8	22.7	5.1%	1,402.6	1,052.1	33.3%
Gross Margin	67.5%	62.7%	480 bps	47.4%	42.9%	450 bps	52.7%	51.2%	150 bps	63.8%	58.9%	490 bps
SG&A	(529.2)	(496.6)	6.6%	(92.0)	(82.1)	12.1%	(0.8)	(0.8)	-1.0%	(622.0)	(579.5)	7.3%
% of Net Revenue	-29.8%	-34.8%	510 bps	-24.5%	-26.0%	150 bps	-1.8%	-1.8%	10 bps	-28.3%	-32.5%	420 bps
EBIT	671.5	397.6	68.9%	86.1	53.2	61.9%	23.0	21.8	5.3%	780.5	472.6	65.1%
EBIT Margin	37.8%	27.9%	990 bps	22.9%	16.9%	610 bps	50.9%	49.4%	160 bps	35.5%	26.5%	900 bps
EBITDA	798.6	524.8	52.2%	121.3	88.7	36.8%	23.0	21.8	5.3%	942.9	635.4	48.4%
EBITDA Margin	44.9%	36.8%	810 bps	32.3%	28.1%	420 bps	50.9%	49.4%	160 bps	42.9%	35.6%	730 bps

Beer Brazil

Net Revenues

Net revenues for the Beer Brazil operation reached R$1,777.6 million in 2Q05 (+24.7%) . This increase was a consequence of both stronger sales volumes and higher revenues per hectoliter.

Beer sales volumes, as previously disclosed by the Company, reached 13.9 million hectoliters (+14.3%) . This result reflects the Brazilian market’s expansion (of 9.6 % in 2Q05) and AmBev’s higher average market share (2Q05: 68.2%; 2Q04: 65.9%), both information estimated by ACNielsen. In the month of June, when the last ACNielsen’s research was carried out, AmBev’s market share totaled 67.9%.

Due to the excellent results reached in the first half of the year, the Company reviewed its volume growth estimates for 2005 to 6% (previously the estimate was 5%). In the month of July, sales volumes increased by 2.7% in the y-o-y comparison.

Revenues per hectoliter in beer were R$128.0, up 9.0% q-o-q. The main factors explaining this increase were the several price repositioning initiatives carried out throughout 2004, as well as the 5% average adjustment implemented in December. In addition to price repositioning, the following factors also contributed to the evolution of revenues per hectoliter: (i) larger share of the direct distribution channel in the sales mix (2Q05: 45.3%; 2Q04: 38.3%; 1Q05: 44.8%); and (ii) the good performance of the Company’s premium products portfolio, pointing out the volume growth of Original (+48.2%), Bohemia (+26.4%) and Skol Beats (+24.4%) brands. When compared to 1Q05, revenues per hectoliter went down 0.4%, which is explained by ICMS (State Value-Added Tax) adjustments held by some state governments.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$577.0 million in 2Q05 (+8.5%) . Despite this growth, COGS per hectoliter had a 5.1% drop (2Q05: R$41.5; 2Q04: R$43.8), which was possible due to a continuous achievement of industrial efficiencies, as well as to the high growth of sales volumes, which engendered a significant dilution of the fixed production costs structure. When compared to 1Q05, COGS per hectoliter increased by 3.0%, explained by the lower sales volume in 2Q05 and the higher exchange rate implicit in hedging contracted by AmBev.

Second Quarter 2005 Results August 10, 2005 Page 4

According to policy of minimizing volatility in profits, AmBev entered into hedging agreements during the months of July and August to cover the exchange rate exposure of its production costs for the first five months of 2006. The exchange rate implicit in the hedging agreements is R$2.55/US$ for 1Q06 and R$2.57/US$ for April and May.

Gross Profit

Gross profit for Beer Brazil summed up R$1,200.6 million (+34.3%) . Gross margin was 67.5%, an increase of 480 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$529.2 million (+6.6%) .

Sales and marketing expenses totaled R$172.7 million (-5.7%) . This result reinforces AmBev’s commitment to maintain Sales and Marketing expenses stable in nominal terms in 2005, contributing to the operation’s profitability growth. It is worth pointing out that the control of sales and marketing expenses has not been achieved at the expense of the investments necessary to the Company’s brands health, but by means of Zero Based Budget procedures.

Direct distribution expenses reached R$165.6 million (+16.6%), resulting from AmBev’s higher sales volume and the increase in the participation of this channel to 45.3% of the sales mix. Higher volumes, however, caused a 13.8% decrease in direct distribution expenses per hectoliter (2Q05: R$26.3; 2Q04: R$30.6).

Beer Brazil administrative expenses totaled R$102.3 million (+12.1%) . Among the factors that contributed to this increase, the non-recurring expenses related to projects developed by the Company, such as its ERP system upgrade and the process of adequacy to the Sarbanes Oxley Act requirements can be pointed out.

Depreciation and amortization expenses related to SG&A totaled R$88.5 million (+10.6%) .

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$671.5 million (+68.9%) . EBIT margin increased by 990 basis points, reaching 37.8% .

EBITDA for Beer Brazil amounted to R$798.6 million (+52.5%), and the margin on net revenues stood at 44.9% (+810 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business reached net revenues of R$375.5 million (+19.1%), pushed mainly by sales volume growth and also net revenues per hectoliter.

CSD & Nanc sales volumes grew 10.1% . According to ACNielsen, the soft drink market had a 4.9% growth, while AmBev’s market share stood relatively stable (2Q05:16.4%; 2Q04: 16.8%) . The Company believes that the market growth has been higher than the one estimated by ACNielsen.

Second Quarter 2005 Results August 10, 2005 Page 5

The increase in net revenues per hectoliter (2Q05: R$83.5; 2Q04: R$77.2) reflects AmBev’s sales team effort to reduce the price gap between our product portfolio and the market leader’s. The Company has been successfully implementing in the soft drink operation the price management tools developed in the beer operations. The good results reached so far reinforce AmBev’s confidence in the power of its brands and in the capacity of its sales team.

COGS

COGS for CSD & Nanc reached R$197.4 million (+9.6%) . Higher industrial efficiency, as well as sales volume growth, leading to a dilution of the fixed cost structure, allowed the Company to reach a 0.5% drop in COGS per hectoliter (2Q05: R$ 43.9; 2Q04: R$ 44.1) . Compared to 1Q05, CPV per hectoliter fell 0.3% .

Following a policy of volatility minimization of its profits, AmBev contracted along the months of July and August hedging for the exchange exposure coverage of its production costs for the first five months of 2006. The exchange rate implicit in the contracted hedging is R$2.55/US$ for 1Q06 and R$2.57/US$ for April and May.

Gross Profit

Gross profit in the CSD & Nanc business totaled R$178.1 million (+31.7%), while the gross margin expanded by 450 basis points to 47.4% .

SG&A

SG&A expenses for CSD & Nanc operation amounted to R$92.0 million (+12.1%) .

Sales and marketing expenses added up to R$21.2 million (+8.3%) . These increased expenses reflect AmBev’s efforts in enhancing the health of its brands. It is worth mentioning that, although higher than accumulated inflation over the past 12 months, the sales and marketing expenses increase was lower than the increase in net revenues, contributing to expand the operation profitability.

Direct distribution expenses reached R$38.3 million (+18.6%), resulting from a 18.7% growth in volumes sold through the Company’s own structure (56.2% of the total). Different from the beer segment, in which increased volume helped to reduce direct distribution expenses per hectoliter, CSD & Nanc business had its expenses practically stable (2Q05: R$15.13; 2Q04: R$15.15) . This is explained by a higher share of the on premise channel in the direct distribuition sales mix, which generates higher costs than off-premise channels (supermarkets). Nevertheless, it is worth highlighting that higher sales prices in the on-premise channels more than compensate for the increase in service costs.

CSD & Nanc administrative expenses totaled R$4.0 million (+21.4%) . This increase is due to the pro rata allocation to CSD & Nanc business of non-recurrent expenses referring to projects developed by the Company, such as the ERP system upgrade and the process of adequacy to the requirements of Sarbanes Oxley Act.

Depreciation and amortization expenses related to SG&A amounted to R$28.6 million (+6.2%) .

Second Quarter 2005 Results August 10, 2005 Page 6

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$86.1 million (+61.9%) . EBIT margin grew 610 basis points, reaching 22.9% .

EBITDA for CSD & Nanc reached to R$121.3 million (+36.8%), and its margin increased by 420 basis points to 32.3% .

Malt and By-Products

Net Revenues from sales of malt and by-products to third parties reached R$ 45.1 million (+2.1%) . EBIT and EBITDA for the operation were R$ 23.0 million (+5.3%) .

Hispanic Latin America – HILA

HILA business reached EBITDA of R$91.2 million (-8.6%), representing 6.4% of Ambev’s consolidated EBITDA. In spite of the good performance of HILA’s various operations, the significant devaluation of currencies such as the Argentinean Peso (-18.3%), the Boliviano from Bolivia (-20.5%) and the Guarani from Paraguay (-24.5%) against the Brazilian Real negatively impacted the conversion of results into the Brazilian currency.

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.
Volume ('000 hl)	4.690	4.106	14,2%	1.518	1.460	4,0%	6.208	5.566	11,5%
Net Revenue	231,8	219,5	5,6%	177,7	176,8	0,5%	409,5	396,3	3,3%
Net Revenue/hl	89,4	105,1	-14,9%	117,1	121,1	-3,3%	99,7	111,7	-10,8%
COGS	(106,0)	(107,0)	-0,9%	(96,1)	(93,3)	3,0%	(202,1)	(200,2)	0,9%
COGS/hl	(40,9)	(51,2)	-20,1%	(63,3)	(63,9)	-0,9%	(49,2)	(56,4)	-12,9%
Gross Profit	125,8	112,5	11,8%	81,7	83,5	-2,2%	207,4	196,0	5,8%
Gross Margin	54,3%	51,3%	300 bps	45,9%	47,2%	-130 bps	50,7%	49,5%	120 bps
SG&A	(67,3)	(62,9)	7,1%	(92,5)	(75,1)	23,1%	(159,8)	(138,0)	15,8%
% of Net Revenue	-29,0%	-28,7%	-40 bps	-52,0%	-42,5%	-950 bps	-39,0%	-34,8%	-420 bps
EBIT	58,4	49,6	17,8%	(10,8)	8,4	n.s.	47,6	58,0	-17,9%
EBIT Margin	25,2%	22,6%	260 bps	-6,1%	4,7% n.s.		11,6%	14,6%	-300 bps
EBITDA	82,8	77,5	6,8%	8,3	22,3	-62,5%	91,2	99,8	-8,6%
EBITDA Margin	35,7%	35,3%	40 bps	4,7%	12,6%	-790 bps	22,3%	25,2%	-290 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa

AmBev’s average stake in Quinsa was 55.2% in 2Q05 (2Q04: 50.9%), and generated EBITDA of R$82.8 million (+6.8%) for the Company.

Second Quarter 2005 Results August 10, 2005 Page 7

Quinsa Results		Beer			CSD			Total
R$ million	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.
Volume ('000 hl)	3.020	2.760	9,4%	1.670	1.346	24,1%	4.690	4.106	14,2%
Net Revenue	169,1	164,9	2,6%	62,6	54,5	14,8%	231,8	219,5	5,6%
Net Revenue/hl	101,4	117,5	-13,7%	67,9	79,7	-14,8%	89,4	105,1	-14,9%
COGS	(62,6)	(69,6)	-10,0%	(43,4)	(37,3)	16,2%	(106,0)	(107,0)	-0,9%
COGS/hl	(37,5)	(49,6)	-24,3%	(47,0)	(54,6)	-13,9%	(40,9)	(51,2)	-20,1%
Gross Profit	106,5	95,3	11,8%	19,3	17,2	11,9%	125,8	112,5	11,8%
Gross Margin	63,0%	57,8%	520 bps	30,7%	31,5%	-80 bps	54,3%	51,3%	300 bps
SG&A	(50,9)	(47,1)	7,9%	(16,4)	(15,7)	4,4%	(67,3)	(62,9)	7,1%
% of Net Revenue	-30,1%	-28,6%	-150 bps	-26,2%	-28,9%	260 bps	-29,0%	-28,7%	-40 bps
EBIT	55,6	48,2	15,5%	2,8	1,5	93,0%	58,4	49,6	17,8%
EBIT Margin	32,9%	29,2%	370 bps	4,5%	2,7%	180 bps	25,2%	22,6%	260 bps
EBITDA	75,6	71,3	5,9%	7,3	6,2	17,8%	82,8	77,5	6,8%
EBITDA Margin	44,7%	43,3%	140 bps	11,6%	11,3%	30 bps	35,7%	35,3%	40 bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa Beer

Quinsa beer operations recorded EBITDA of R$75.6 million (+5.9%) . As already mentioned, the conversion into Real dimmed the excellent operating result reached (total EBITDA of Quinsa beer operations increased 22.3% in US dollars).

Quinsa Soft Drinks

Quinsa soft drinks operations reached EBITDA of R$7.3 million (+17.8%) . The highlights in soft drinks were the strong volume growth (+24.1%) and price repositioning in Argentina.

Second Quarter 2005 Results August 10, 2005 Page 8

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) generated EBITDA of R$8.3 million (-62.5%) .

HILA-ex Results		Beer			CSD			Total
R$ million	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.	2Q05	2Q04	% Chg.
Volume ('000 hl)	749	559	33.9%	768	900	-14.7%	1,518	1,460	4.0%
Net Revenue	100.2	99.4	0.8%	77.6	77.4	0.1%	177.7	176.8	0.5%
Net Revenue/hl	133.7	177.6	-24.7%	100.9	86.0	17.3%	117.1	121.1	-3.3%
COGS	(53.3)	(47.6)	12.1%	(42.7)	(45.7)	-6.5%	(96.1)	(93.3)	3.0%
COGS/hl	(71.2)	(85.1)	-16.3%	(55.6)	(50.8)	9.6%	(63.3)	(63.9)	-0.9%
Gross Profit	46.8	51.8	-9.5%	34.8	31.7	9.7%	81.7	83.5	-2.2%
Gross Margin	46.8%	52.1%	-530 bps	44.9%	41.0%	390 bps	45.9%	47.2%	-130 bps
SG&A	(56.2)	(50.4)	11.4%	(36.3)	(24.7)	46.8%	(92.5)	(75.1)	23.1%
% of Net Revenue	56.1%	50.7%	530 bps	46.8%	31.9%	1490 bps	52.0%	42.5%	950 bps
EBIT	(9.3)	1.4	n.s.	(1.5)	7.0	-120.8%	(10.8)	8.4	n.s.
EBIT Margin	-9.3%	1.4%	-1070 bps	-1.9%	9.1%	-1100 bps	-6.1%	4.7%	-1080 bps
EBITDA	0.7	10.7	-93.7%	7.7	11.5	-33.4%	8.3	22.3	-62.5%
EBITDA Margin	0.7%	10.8%	-1010 bps	9.9%	14.9%	-500 bps	4.7%	12.6%	-790 bps

HILA-ex Beer

HILA-ex beer operations recorded EBITDA of R$0.7 million (-93.7%) . The drop observed in the operation’s result was generated by the combination of (i) the profitability drop of the Central American operation, as a consequence of the levy of taxes suspended during the first half of 2004 and rough competition in markets of this region; and (ii) marketing expenses referring to the roll out of the Brahma launch in Equator and to the effective launch of Brahma in Peru. Despite the lower EBITDA of HILA-ex beer operations, AmBev continues very committed to its expansion project in markets in Northern Latin America. The Brahma brand (or Brahva in Central America) performance is quite promising. During 2Q05 Brahma had a record market share in Venezuela, reaching 14.5% in June. In Ecuador, the roll out of the brand launch caused an 81.1% volume growth in 2Q05. In Lima, the pilot market for the pre-launch of Brahma in Peru, the share in supermarkets reached over 50% in the first month, indicating a significant willingness for product trial. As to the more competitive scenario in Central American markets, the Company trusts in the merits of its long-term strategy, focused on brand construction and excellence in points of sales. AmBev maintains its bet on these markets, convinced that they will generate positive returns to the Company’s investments.

HILA-ex Soft Drinks

EBITDA from HILA-ex soft drinks operations totaled R$7.7 million (-33.4%) . The drop in the result reached is explained (i) by lower sales volumes (-14.7%), consequence of a significant retraction in both markets where the Company operates (Peru and Dominican Republic); and (ii) by higher direct distribution costs, consequence of the opening of new distribution centers in Peru and the strengthening of operations in the Dominican Republic. In spite of the decrease in the profit generated compared to 2Q04, the Company is satisfied with the development of solid distribution platforms for the entry into these countries’ beer market.

Second Quarter 2005 Results August 10, 2005 Page 9

North America

Labatt, AmBev’s operation in North America, delivered solid performance in 2Q05, reaching EBITDA of R$384.1 million.

North America Results
R$ million	2Q05
Volume ('000 hl)	3,095
Domestic Volume	2,530
Exports Volume	566
Net Revenues	1,096.5
Net Revenues/hl	354.2
COGS	(360.3)
COGS/hl	(116.4)
Gross Profit	736.2
Gross Margin	67.1%
SG&A	(403.7)
% of Net Sales	-36.8%
EBIT	332.5
EBIT Margin	30.3%
EBITDA	384.1
EBITDA Margin	35.0%

For comparison purposes, AmBev has provided a set of unaudited proforma information referring to 2Q04 results. The Company’s performance evolution, measured in Canadian dollars (CAD$), is presented in the table below. For reference purposes, the Canadian dollar quote on June 30, 2005 was R$1.92/CAD$ (June 30, 2004: R$2.33/CAD$ ). The average quote for 2Q05 was R$1.99/CAD$ (2Q04: R$2.24/CAD$ ). It is worth pointing out, however, that due to the monthly consolidation of Labatt results, one may not assume that the conversion of Canadian dollar amounts into reais is possible by means of these quotes.

North America Results
CAD$ million	2Q05	2Q04	% Chg.
Volume ('000 hl)	3,095	3,237	-4.4%
Domestic Volume	2,530	2,601	-2.7%
Exports Volume	566	636	-11.1%
Net Revenues	564.5	579.8	-2.6%
Net Revenues/hl	182.4	179.1	1.8%
Domestic Net Revenues	531.3	537.5	-1.2%
Exports Net Revenues	33.2	42.3	-21.5%
COGS	(185.3)	(200.7)	-7.7%
COGS/hl	(59.9)	(62.0)	-3.5%
Gross Profit	379.2	379.1	0.0%
Gross Margin	67.2%	65.4%	180 bps
SG&A	(207.6)	(224.1)	-7.3%
% of Net Sales	-36.8%	-38.6%	190 bps
EBIT	171.6	155.1	10.7%
EBIT Margin	30.4%	26.7%	370 bps
EBITDA	198.2	180.8	9.6%
EBITDA Margin	35.1%	31.2%	390 bps

Note: Results consolidated starting August 27th, 2004.
2004 results not audited.

Second Quarter 2005 Results August 10, 2005 Page 10

Net Revenues

Labatt net revenues reached CAD$564.5 million (-2.6%) . This reduction is explained by a 4.4% decrease in sales volumes, resulting from a 2.7% drop in domestic market volumes and an 11.1% fall in export volumes. Lower volumes in the domestic market reflect the loss of approximately one percentage point of market share, primarily due to increased competition in the discount segment, in particular in Ontario. The drop in export volumes was due to the expiration of a co-packing agreement for products exported to the USA. Beer sales to the USA from Canada, showed growth in 2Q05 despite a weak US beer market.

The decrease in sales volumes was partially offset by a 1.8% growth in Labatt’s average revenues per hectoliter. The change in net revenues per hectoliter resulted from the combination of (i) the 1.6% increase in revenues per hectoliter of domestic sales (2Q05: CAD$210.0; 2Q04: CAD$206.7); (ii) the higher participation of the domestic segment in the sales mix (2Q05: 81.7%; 2Q04: 80.3%); (iii) the expiration of the co-packing agreement and (iv) the effect of the Canadian dollar appreciation against the US dollar.

The decrease in Labatt net revenues reflects the challenge faced by AmBev in North America, particularly in the discount segment. It is important to mention, however, that the Company had already foreseen such difficulties when the business combination between AmBev and InBev occurred. AmBev is confident in the merits of its long-term strategy and its results-driven culture as an important means to driving growth in Canada.

COGS

Labatt COGS totalled CAD$185.3 million (-7.7%) . The reduction in COGS per hl of 3.5% (2Q05: CAD$59.9; 2Q04: CAD$62.0) was due to (i) ongoing efficiency improvements within the brewery network (ii) improved capacity utilization with the closure of one brewery (iii) procurement programs including favorable pricing on raw materials such as barley and corn as well as packaged material such as glass, cartons and labels and (iv) favorable foreign exchange rates on materials purchased in USD.

Gross profit

Gross profit amounted to CAD$379.2 million (+0.0%); gross margin expanded by 180 basis points to 67.2% .

SG&A

SG&A expenses totaled CAD$207.6 million (-7.3%) . Similar to 1Q05, the decrease in SG&A expenses reflect the expense reduction program that has been put into practice in Labatt since its merger into AmBev. Zero Based Budgeting has been well accepted by the Canadian team.

EBIT and EBITDA

Labatt EBIT reached CAD$171.6 million (+10.7%) . EBIT margin increased by 370 basis points, standing at 30.4% .

Labatt EBITDA totalled CAD$198.2 million (+9.6%) . EBITDA margin was 35.1%, an increase of 390 basis points.

Second Quarter 2005 Results August 10, 2005 Page 11

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements. The section below presents results consolidated on an aggregated basis. For detailed analysis on each operation refer to the section Operational Performance by Business Unit.

Net Revenues

AmBev’s net revenues reached R$3,704.3 million (+69.8%) . The table below shows details on net revenues by business unit, as well as the respective variations.

Net Revenues	2Q05		2Q04		% Change
	R$ million	% Total	R$ million	% Total
Brazil	2,198.3	59.3%	1,785.5	81.8%	23.1%
Beer Brazil	1,777.6	48.0%	1,425.9	65.4%	24.7%
CSD & Nanc Brazil	375.5	10.1%	315.4	14.5%	19.1%
Malt and By-products	45.1	1.2%	44.2	2.0%	2.1%
HILA	409.5	11.1%	396.3	18.2%	3.3%
Quinsa	231.8	6.3%	219.5	10.1%	5.6%
Beer	169.1	4.6%	164.9	7.6%	2.6%
Soft drinks	62.6	1.7%	54.5	2.5%	14.8%
HILA-ex	177.7	4.8%	176.8	8.1%	0.5%
Beer	100.2	2.7%	99.4	4.6%	0.8%
Soft drinks	77.6	2.1%	77.4	3.5%	0.1%
North America	1,096.5	29.6%	-	-	-

Consolidated	3,704.3	100.0%	2,181.7	100.0%	69.8%

Brazil

Operations in Brazil accounted for 59.3% of AmBev’s consolidated net revenues, totaling R$2,198.3 million (+23.1%) . Beer Brazil contributed with R$1,777.6 million (+24.7%), whereas the CSD & Nanc business reached net revenues of R$375.5 million (+19.1%); Malt and By-Products sales operation generated net revenues of R$45.1 million (+2.1%) .

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, accounted for 11.1% of the Company’s consolidated net revenues, totaling R$409.5 million (+3.3%) . AmBev’s 55.2% average stake in Quinsa contributed with R$231.8 million (+5.6%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$177.7 million (+0.5%) .

North America

AmBev’s operation in North America, through Labatt Brewing Company Limited (Labatt), represented 29.6% of consolidated net revenues, totaling R$1,096.5 million. Labatt’s net revenue performance in terms of Canadian dollars went down by 2.6% .

Second Quarter 2005 Results August 10, 2005 Page 12

Cost of Goods Sold (COGS)

AmBev recorded R$1,358.1 million in COGS (+45.5%) .

Brazil

COGS of Brazilian operations totaled R$795.8 million (+8.5%), representing 58.6% of AmBev’s consolidated COGS. Beer operation recorded COGS of R$577.0 million (+8.5%); CSD & Nanc business totaled R$197.4 million (+9.6%), and the Malt and By-Products sales operation reached R$21.3 million (-1.1%) .

Hispanic Latin America – HILA

COGS for HILA business unit represented 14.9% of consolidated COGS, amounting to R$202.1 million (+0.9%) . AmBev’s 55.2% stake in Quinsa recorded COGS of R$106.0 million (-0.9%), whereas the Company’s operations in HILA-ex totaled R$96.1 million (+3.0%) .

North America

COGS recorded for Labatt represented 26.3% of AmBev’s consolidated COGS, totaling R$360.3 million.

Gross Profit

The table below presents the gross profit breakdown by business unit, as well as the respective margins and variations.

Gross Profit	2Q05			2Q04			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,402.6	59.8%	63.8%	1,052.1	84.3%	58.9%	33.3%
Beer Brazil	1,200.6	51.2%	67.5%	894.2	71.6%	62.7%	34.3%
CSD & Nanc Brazil	178.1	7.6%	47.4%	135.2	10.8%	42.9%	31.7%
Malt and By-products	23.8	1.0%	52.7%	22.7	1.8%	51.2%	5.1%
HILA	207.4	8.8%	50.7%	196.0	15.7%	49.5%	5.8%
Quinsa	125.8	5.4%	54.3%	112.5	9.0%	51.3%	11.8%
Beer	106.5	4.5%	63.0%	95.3	7.6%	57.8%	11.8%
Soft drinks	19.3	0.8%	30.7%	17.2	1.4%	31.5%	11.9%
HILA-ex	81.7	3.5%	45.9%	83.5	6.7%	47.2%	-2.2%
Beer	46.8	2.0%	46.8%	51.8	4.1%	52.1%	-9.5%
Soft drinks	34.8	1.5%	44.9%	31.7	2.5%	41.0%	9.7%
North America	736.2	31.4%	67.1%	-	-	-	-

Consolidated	2,346.2	100.0%	63.3%	1,248.1	100.0%	57.2%	88.0%

Second Quarter 2005 Results August 10, 2005 Page 13

SG&A

AmBev’s SG&A expenses totaled R$1,185.5 million (+65.2%) .

Brazil

SG&A expenses in Brazil amounted to R$622.0 million (+7.3%), accounting for 52.5% of AmBev’s consolidated SG&A expenses. Beer business accumulated SG&A expenses of R$529.2 million (+6.6%), CSD & Nanc segment, R$92.0 million (+12.1%), and Malt and By-Products sales, R$0.8 million (-1.0%) .

SG&A expenses for beer operation were composed of (i) R$172.7 million in sales & marketing (-5.7%); (ii) R$165.6 million in direct distribution (+16.6%); (iii) R$102.3 million in administrative expenses (+12.1%); and (iv) R$88.5 million in depreciation & amortization (+10.6%) .

SG&A expenses for CSD & Nanc business were composed of (i) R$21.2 million in sales & marketing (+8.3%); (ii) R$38.3 million in direct distribution (+18.6%); (iii) R$4.0 million in administrative expenses (+21.4%); and (iv) R$28.6 million in depreciation & amortization (+6.2%) .

Hispanic Latin America – HILA

SG&A expenses for HILA business accounted for 13.5% of consolidated SG&A expenses, accumulating R$159.8 million (+15.8%) . AmBev’s average stake of 55.2% in Quinsa recorded SG&A expenses of R$67.3 million (+7.1%), while the Company’s operations in the northern Latin America recorded R$92.5 million (+23.1%) .

North America

SG&A recorded in Labatt accounted for 34.1% of AmBev’s consolidated SG&A, amounting to R$403.7 million.

EBIT and EBITDA

The tables below show the breakdown of EBIT and EBITDA by business unit, as well as respective margins and variation rates. We point out a 460 basis point increase in the consolidated EBITDA margin.

EBIT	2Q05			2Q04			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	780.5	67.3%	35.5%	472.6	89.1%	26.5%	65.1%
Beer Brazil	671.5	57.9%	37.8%	397.6	74.9%	27.9%	68.9%
CSD & Nanc Brazil	86.1	7.4%	22.9%	53.2	10.0%	16.9%	61.9%
Malt and By-products	23.0	2.0%	50.9%	21.8	4.1%	49.4%	5.3%
HILA	47.6	4.1%	11.6%	58.0	10.9%	14.6%	-17.9%
Quinsa	58.4	5.0%	25.2%	49.6	9.4%	22.6%	17.8%
Beer	55.6	4.8%	32.9%	48.2	9.1%	29.2%	15.5%
Soft drinks	2.8	0.2%	4.5%	1.5	0.3%	2.7%	93.0%
HILA-ex	(10.8)	-0.9%	-6.1%	8.4	1.6%	4.7%	n.m.
Beer	(9.3)	-0.8%	-9.3%	1.4	0.3%	1.4%	n.m.
Soft drinks	(1.5)	-0.1%	-1.9%	7.0	1.3%	9.1%	n.m.
North America	332.5	28.6%	30.3%	-	-	-	-

Consolidated	1,160.7	100.0%	31.3%	530.6	100.0%	24.3%	118.7%

Second Quarter 2005 Results August 10, 2005 Page 14

EBITDA	2Q05			2Q04			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	942.9	66.5%	42.9%	635.4	86.4%	35.6%	48.4%
Beer Brazil	798.6	56.3%	44.9%	524.8	71.4%	36.8%	52.2%
CSD & Nanc Brazil	121.3	8.6%	32.3%	88.7	12.1%	28.1%	36.8%
Malt and By-products	23.0	1.6%	50.9%	21.8	3.0%	49.4%	5.3%
HILA	91.2	6.4%	22.3%	99.8	13.6%	25.2%	-8.6%
Quinsa	82.8	5.8%	35.7%	77.5	10.5%	35.3%	6.8%
Beer	75.6	5.3%	44.7%	71.3	9.7%	43.3%	5.9%
Soft drinks	7.3	0.5%	11.6%	6.2	0.8%	11.3%	17.8%
HILA-ex	8.3	0.6%	4.7%	22.3	3.0%	12.6%	-62.5%
Beer	0.7	0.0%	0.7%	10.7	1.5%	10.8%	-93.7%
Soft drinks	7.7	0.5%	9.9%	11.5	1.6%	14.9%	-33.4%
North America	384.1	27.1%	35.0%	-	-	-	-

Consolidated	1,418.2	100.0%	38.3%	735.1	100.0%	33.7%	92.9%

Provisions for Contingencies

Provisions for contingencies presented a positive result of R$4.3 million. The main components of this total were a provision for labor contingencies of R$89.8 million, which was more than offset by reversions of R$67.3 million, related to extemporaneous credits of ICMS/IPI, and of R$18.5 million, related to legal disputes with distributors.

Other Operating Income/Expenses

Net result of other operating income and expenses was a loss of R$182.0 million. The most significant entries under other operating income and expenses were the following:

  Goodwill amortization expenses generated in the Labatt Brewing Company Limited transaction: R$196.7million.

  Goodwill amortization expenses related to transactions done by Labatt prior to the merger into AmBev: R$71.9

  Gains with exchange variation of investment in Labatt Canada: R$242.7 million

  Losses related to exchange variation of investments abroad: R$160.9 million

  Goodwill amortization expenses related to Latin American transactions (including Brazil): R$74.4 million.

  Gains by equity addition related to tax incentives in Brazil: R$39.2 million.

  Exchange variation gains in Labatt Canada’s results: R$14.8 million.

Financial Result

The financial result for 2Q05 was a loss of R$251.0 million. The table below shows the breakdown of main lines composing this amount:

Second Quarter 2005 Results August 10, 2005 Page 15

Breakdown of Net Financial Result	2Q05	2Q04
R$ 000
Financial income
Financial income on cash and cash equivalents	19,934	53,382
Foreign exchange gains (losses) on assets	(30,129)	29,247
Net gains from derivative instruments	-	220,476
Interest on taxes, contributions and judicial deposits	(1,446)	7,383
Other	8,756	19,761

Total	(2,885)	330,249
Financial expense
Interest expense on local currency debt	33,370	31,313
Interest expense on foreign currency debt	129,637	114,345
Foreign exchange gains (losses) on debt	(366,747)	254,586
Net losses from derivative instruments	388,858	91,527
Taxes on financial transactions	31,287	27,029
Interest on contingencies and other	14,113	11,377
Other	17,584	1,379

Total	248,102	531,556
Net Financial Result	(250,987)	(201,307)

The Company emphasizes that according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations should be recorded on an accrual basis of accounting; assets referring to the same types of operations should be recorded in the lowest value between the market value and the accrual basis of accounting.

The Company’s total debt dropped R$1,300.7 million when compared to 1Q05, while its cash and cash equivalents increased R$21.0 million. Consequently, a reduction of R$1,321.7 million in AmBev’s net debt was recorded. The Company estimates that taking into account Labatt’s results in 2004, the ratio between its net debt and EBITDA accumulated over the past 12 months is 1.1x.

The table below details the profile of AmBev’s consolidated debt:

Debt Breakdown	Short	Long	Total
R$ 000	Term	Term
Local Currency	442.4	481.3	923.7
Foreign Currency	2,652.1	3,498.3	6,150.5

Consolidated Debt	3,094.5	3,979.6	7,074.1
Cash and Equivalents			1,110.2
Net Debt			5,964.0

It is worth mentioning that the Company held on June 30, 2005, a balance of R$635.3 million in unrealizaed losses on derivatives, recorded in Current Liabilities.

Second Quarter 2005 Results August 10, 2005 Page 16

Non-Operating Income and Expenses

Net results from non-operating income and expenses were a gain of R$9.5 million. Major factors for this result were a loss of R$10.2 million of equity in investments, more than offset by a gain of R$19.4 million related to Labatt.

Income Tax and Social Contribution

The provision for income tax and social contribution was R$410.1 million, representing an effective rate of 57.3% . The table below shows the conciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million
Net income before taxes and profit sharing	741.8
Provision for Profit Sharing & Bonuses	(26.5)
Net income before income tax, social contribution and minorities	715.3
Income tax and social contribution at nominal tax rate (34%)	(243.2)
Adjustments to effective rate:
Interest on own capital	-
Income from foreign non-taxable subsidiaries	(167.5)
Equity gains from subsidiaries	13.3
Amortization of non-deductible goodwill	(1.9)
Provision for income tax and social contribution from previous fiscal periods	12.6
Permanent additions/reductions and other	(23.4)
Total income taxes and social contribution	(410.1)
Effective income tax and social contribution rate	57.3%

Profit Sharing and Contributions

AmBev provisioned R$26.5 million related to the payment of employee profit sharing. The payment of bonus, however, will only occur if the Company reaches its 2005 corporate goals.

Minority Interest

Minority interest in AmBev’s subsidiaries recorded a R$50,000 gain.

Net Income

AmBev posted net income of R$305.2 million (+15.1%) . Net earnings per share was R$4.65, a 35.6% decrease. Nevertheless, considering the net earnings per share of 2Q04 adjusted for the stock bonus held on 05/31/05, such drop is of 22.7% . Moreover, considering earnings per share adjusted for the stock bonus and excluding goodwill amortization, such growth is of 27.8% .

Second Quarter 2005 Results August 10, 2005 Page 17

Shareholding Structure

The table below shows the breakdown of Ambev’s shareholding structure on June 30, 2005.

AmBev Shareholding Structure
June 30, 2005
	Common	% Outs	Preferred	% Outs	TOTAL	% Outs
InBev Holding Brasil S.A.	25,175,834,643	72.98%	11,398,181,319	36.62%	36,574,015,962	55.73%
FAHZ	4,656,012,173	13.50%	444,332,513	1.43%	5,100,344,686	7.77%
Free Float	4,665,054,652	13.52%	19,284,070,445	61.95%	23,949,125,097	36.49%

Outstanding	34,496,901,468	100.00%	31,126,584,277	100.00%	65,623,485,745	100.00%
Treasury	2,521,463	0.01%	250,066,575	0.80%	252,588,038	0.38%
TOTAL	34,499,422,931	100.01%	31,376,650,852	100.80%	65,876,073,783	100.38%

Free Float Bovespa	3,151,079,452	9.13%	11,922,331,045	38.30%	15,073,410,497	22.97%
Free Float NYSE	1,513,975,200	4.39%	7,361,739,400	23.65%	8,875,714,600	13.53%

Second Quarter 2005 Results August 10, 2005 Page 18

RECENT FACTS

Ownership increase in QIB

On August 4, 2005, AmBev announced that Quilmes Industrial (Quinsa) S.A. (“Quinsa”) had agreed to purchase from Beverage Associates (BAC) Corp. (“BAC”) the 5.32% equity interest that BAC held in Quinsa’s subsidiary, Quilmes International (Bermuda) Ltd (“QIB”). The purchase price for the QIB shares will be determined pursuant to a formula that calculates the value of QIB based on QIB’s audited financial statements for the year ended December 31, 2005. Under this formula, QIB will be valued at 6 times QIB’s EBITDA for 2005 less QIB’s net debt as of the end of 2005. The estimated purchase price is $110 million.

Upon completion of this transaction, AmBev will own directly and through Quinsa 58.7% of QIB.

In addition, BAC and AmBev have agreed to implement the following changes in connection with the consideration that AmBev will pay BAC in the event that Quinsa’s Class A shares owned by BAC are exchanged into shares of AmBev: (i) BAC’s stake in Quinsa will be calculated as if all shares of Quinsa that belong to persons other than AmBev or BAC had been repurchased by Quinsa prior to the exercise of the put/call option; Quinsa’s Net Debt considered in the put/call option formula will then be adjusted to reflect such hypothetical repurchase; and (ii) AmBev will pay BAC an additional consideration in cash equal to QIB’s 2005 EBITDA multiplied by 0.0638544.

Merger of InBev Brasil into AmBev

The Extraordinary Shareholders Meeting of July 28, 2005 approved the merger of InBev Holding Brasil S.A. (“InBev Brasil”) into AmBev.

InBev Brasil’s merger is part of a process to streamline the corporate structure of InBev S.A. (“InBev”), and shall result in financial benefits to all AmBev shareholders. After the merger, the goodwill recorded by InBev Brasil, originated from (i) the contribution of Labatt Brewing Canada Holding Ltd. shares on August 27, 2004; and (ii) the acquisition of shares in AmBev under the mandatory public offering, whose auction was held on March 29, 2005, will be amortized by AmBev in up to 10 years, according to the Brazilian tax legislation. The goodwill existing in InBev Brasil totals R$8.5 billion.

Under Instruction 319 of the Brazilian Securities and Exchange Commission (“CVM”), the tax benefit in connection to the goodwill amortization in InBev Brasil will be capitalized into AmBev’s equity, for the benefit of InBev S.A., the shareholder of InBev Brasil, to the extent that AmBev takes such benefit. All AmBev’s shareholders have preemptive right to participate in the company’s capital increases whenever they take place. The subscription price will be determined at market value, as set by the Brazilian corporate legislation.

For the benefit of all AmBev’s shareholders, InBev committed to capitalize, at the end of each year, 70% of the tax benefit resulting from the goodwill amortization. An amount equivalent to the remaining 30% non-capitalized tax benefit obtained will, whenever possible, be distributed to the AmBev shareholders as dividends or interest on net equity.

Second Quarter 2005 Results August 10, 2005 Page 19

InBev’s plan to purchase shares

On June 14, 2005, AmBev informed the market that InBev S.A. announced it would increase its interest in AmBev’s capital through the purchase of registered preferred shares up to the amount of €500 million. The share acquisition shall occur within 12 months from that date.

Common share bonus

On May 31, 2005, AmBev’s Board of Directors approved the distribution of a stock bonus in the proportion of one (1) common share for each five (5) common or preferred shares in the Company. The bonus aimed to maintain the common shares liquidity.

CBB’s merger into AmBev

On May 31, 2005, the Extraordinary Shareholders’ Meeting approved the merger of Companhia Brasileira de Bebidas (“CBB”) into AmBev valued at book. CBB’s merger is part of a process to streamline AmBev’s corporate structure, and shall result in financial benefits for its shareholders.

Audit Fees

In accordance with CVM instruction 381, AmBev informs that our auditors Deloitte Touche Tomahatsu Auditores Independentes rendered services other than external auditing related to the financial statements of AmBev and some of its affliates. We inform that the fees paid for those services are higher than 5% of the total amount paid as external audit fees. AmBev and its auditors believe that such payment does not affect the auditors’ independency.

Second Quarter 2005 Results August 10, 2005 Page 20

2Q05 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito
General Executive Officer for North America
Luiz Fernando Edmond
General Executive Officer for Latin America
Juan Vergara
Executive Officer for Hispanic Latin America
João Castro Neves
CFO and Investor Relations Officer

Language	English

Date	August 11, 2005 (Thursday)

Time	11.00 AM (São Paulo Time)
10.00 AM (US ET)

Phone numbers	US / International Participants	(+1) 973-935-8511
	Toll Free – Brazil Participants	0 800-891-3951
	Toll Free – UK Participants	0 800-032-3836

Code	AmBev or 6286664

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2005 Results August 10, 2005 Page 21

AmBev - Segment Financial Information

						AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	2Q05	2Q04%		2Q05	2Q04%		2Q05	2Q04%		2Q05	2Q04%
Volumes (000 hl)	13.889	12.148	14,3%	4.500	4.087	10,1%				18.389	16.235	13,3%
R$ million
Net Sales	1.777,6	1.425,9	24,7%	375,5	315,4	19,1%	45,1	44,2	2,1%	2.198,3	1.785,5	23,1%
COGS	(577,0)	(531,7)	8,5%	(197,4)	(180,2)	9,6%	(21,3)	(21,6)	-1,1%	(795,8)	(733,4)	8,5%
Gross Profit	1.200,6	894,2	34,3%	178,1	135,2	31,7%	23,8	22,7	5,1%	1.402,6	1.052,1	33,3%
SG&A	(529,2)	(496,6)	6,6%	(92,0)	(82,1)	12,1%	(0,8)	(0,8)	-1,0%	(622,0)	(579,5)	7,3%
EBIT	671,5	397,6	68,9%	86,1	53,2	61,9%	23,0	21,8	5,3%	780,5	472,6	65,1%
Depr. & Amort.	(127,1)	(127,2)	-0,1%	(35,3)	(35,5)	-0,7%	0,0	0,0	n.m.	(162,4)	(162,7)	-0,2%
EBITDA	798,6	524,8	52,2%	121,3	88,7	36,8%	23,0	21,8	5,3%	942,9	635,4	48,4%
% of Total EBITDA	56,3%	71,4%		8,6%	12,1%		1,6%	3,0%		66,5%	86,4%

% of Net Sales
Net Sales	100,0%	100,0%		100,0%	100,0%		100,0%	100,0%		100,0%	100,0%
COGS	-32,5%	-37,3%		-52,6%	-57,1%		-47,3%	-48,8%		-36,2%	-41,1%
Gross Profit	67,5%	62,7%		47,4%	42,9%		52,7%	51,2%		63,8%	58,9%
SG&A	-29,8%	-34,8%		-24,5%	-26,0%		-1,8%	-1,8%		-28,3%	-32,5%
EBIT	37,8%	27,9%		22,9%	16,9%		50,9%	49,4%		35,5%	26,5%
Depr. & Amort.	-7,1%	-8,9%		-9,4%	-11,3%		0,0%	0,0%		-7,4%	-9,1%
EBITDA	44,9%	36,8%		32,3%	28,1%		50,9%	49,4%		42,9%	35,6%

Per Hectoliter (R$/hl)
Net Sales	128,0	117,4	9,0%	83,5	77,2	8,2%			0,0%	119,5	110,0	8,7%
COGS	(41,5)	(43,8)	-5,1%	(43,9)	(44,1)	-0,5%			0,0%	(43,3)	(45,2)	-4,2%
Gross Profit	86,4	73,6	17,4%	39,6	33,1	19,6%			0,0%	76,3	64,8	17,7%
SG&A	(38,1)	(40,9)	-6,8%	(20,5)	(20,1)	1,9%			0,0%	(33,8)	(35,7)	-5,2%
EBIT	48,3	32,7	47,7%	19,1	13,0	47,0%			0,0%	42,4	29,1	45,8%
Depr. & Amort.	(9,1)	(10,5)	-12,6%	(7,8)	(8,7)	-9,8%			0,0%	(8,8)	(10,0)	-11,9%
EBITDA	57,5	43,2	33,1%	27,0	21,7	24,3%			0,0%	51,3	39,1	31,0%

HILA Operations (2)				North America Operations (3)			AmBev Consolidated (4)

	2Q05	2Q04%		2Q05	2Q04%		2Q05	2Q04%
Volumes (000 hl)	6.208	5.566	11,5%	3.095	n.d.	n.d.	27.692	21.801	27,0%
R$ million
Net Sales	409,5	396,3	3,3%	1.096,5	n.d.	n.d.	3.704,3	2.181,7	69,8%
COGS	(202,1)	(200,2)	0,9%	(360,3)	n.d.	n.d.	(1.358,1)	(933,6)	45,5%
Gross Profit	207,4	196,0	5,8%	736,2	n.d.	n.d.	2.346,2	1.248,1	88,0%
SG&A	(159,8)	(138,0)	15,8%	(403,7)	n.d.	n.d.	(1.185,5)	(717,5)	65,2%
EBIT	47,6	58,0	-17,9%	332,5	n.d.	n.d.	1.160,7	530,6	118,7%
Depr. & Amort.	(43,5)	(41,8)	4,2%	(51,7)	n.d.	n.d.	(257,6)	(204,5)	26,0%
EBITDA	91,2	99,8	-8,6%	384,1	n.d.	n.d.	1.418,2	735,1	92,9%
% of Total EBITDA	6,4%	13,6%		27,1%	n.d.		100,0%	100,0%

% of Net Sales
Net Sales	100,0%	100,0%		100,0%	n.d.		100,0%	100,0%
COGS	-49,3%	-50,5%		-32,9%	n.d.		-36,7%	-42,8%
Gross Profit	50,7%	49,5%		67,1%	n.d.		63,3%	57,2%
SG&A	-39,0%	-34,8%		-36,8%	n.d.		-32,0%	-32,9%
EBIT	11,6%	14,6%		30,3%	n.d.		31,3%	24,3%
Depr. & Amort.	-10,6%	-10,5%		-4,7%	n.d.		-7,0%	-9,4%
EBITDA	22,3%	25,2%		35,0%	n.d.		38,3%	33,7%

Per Hectoliter (R$/hl)
Net Sales	99,7	111,5	-10,6%	354,2	n.d.	n.d.	144,7	110,3	31,3%
COGS	(49,2)	(56,4)	-12,7%	(116,4)	n.d.	n.d.	(53,1)	(47,2)	12,5%
Gross Profit	50,5	55,2	-8,5%	237,8	n.d.	n.d.	91,7	63,1	45,3%
SG&A	(38,9)	(38,8)	0,1%	(130,4)	n.d.	n.d.	(46,3)	(36,3)	27,8%
EBIT	11,6	16,3	-29,0%	107,4	n.d.	n.d.	45,3	26,8	69,1%
Depr. & Amort.	(10,6)	(11,8)	-9,9%	(16,7)	n.d.	n.d.	(10,1)	(10,3)	-2,6%
EBITDA	22,2	28,1	-21,0%	124,1	n.d.	n.d.	55,4	37,1	49,2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2005 Results August 10, 2005 Page 22

AmBev - Segment Financial Information

						AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	1H05	1H04%		1H05	1H04%		1H05	1H04%		1H05	1H04%
Volumes (000 hl)	28.794	25.348	13,6%	9.255	8.722	6,1%				38.049	34.070	11,7%
R$ million
Net Sales	3.693,0	2.959,4	24,8%	764,0	657,4	16,2%	65,7	77,1	-14,7%	4.522,7	3.693,9	22,4%
COGS	(1.178,0)	(1.095,7)	7,5%	(406,7)	(385,7)	5,4%	(26,3)	(41,5)	-36,6%	(1.611,0)	(1.522,9)	5,8%
Gross Profit	2.515,0	1.863,7	34,9%	357,2	271,6	31,5%	39,4	35,6	10,9%	2.911,7	2.170,9	34,1%
SG&A	(1.037,9)	(956,1)	8,6%	(183,2)	(169,5)	8,0%	(1,6)	(1,5)	9,6%	(1.222,7)	(1.127,1)	8,5%
EBIT	1.477,1	907,6	62,7%	174,1	102,1	70,5%	37,8	34,1	10,9%	1.689,0	1.043,8	61,8%
Depr. & Amort.	(250,5)	(259,2)	-3,3%	(69,3)	(70,6)	-1,9%	0,0	0,0	n.m.	(319,9)	(329,8)	-3,0%
EBITDA	1.727,7	1.166,8	48,1%	243,4	172,7	40,9%	37,8	34,1	10,9%	2.008,8	1.373,6	46,2%
% of Total EBITDA	60,2%	71,6%		8,5%	10,6%		1,3%	2,1%		70,0%	84,3%

% of Net Sales
Net Sales	100,0%	100,0%		100,0%	100,0%		100,0%	100,0%		100,0%	100,0%
COGS	-31,9%	-37,0%		-53,2%	-58,7%		-40,0%	-53,8%		-35,6%	-41,2%
Gross Profit	68,1%	63,0%		46,8%	41,3%		60,0%	46,2%		64,4%	58,8%
SG&A	-28,1%	-32,3%		-24,0%	-25,8%		-2,5%	-1,9%		-27,0%	-30,5%
EBIT	40,0%	30,7%		22,8%	15,5%		57,5%	44,2%		37,3%	28,3%
Depr. & Amort.	-6,8%	-8,8%		-9,1%	-10,7%		0,0%	0,0%		-7,1%	-8,9%
EBITDA	46,8%	39,4%		31,9%	26,3%		57,5%	44,2%		44,4%	37,2%

Per Hectoliter (R$/hl)
Net Sales	128,3	116,8	9,9%	82,5	75,4	9,5%				118,9	108,4	9,6%
COGS	(40,9)	(43,2)	-5,4%	(43,9)	(44,2)	-0,6%				(42,3)	(44,7)	-5,3%
Gross Profit	87,3	73,5	18,8%	38,6	31,1	23,9%				76,5	63,7	20,1%
SG&A	(36,0)	(37,7)	-4,4%	(19,8)	(19,4)	1,8%				(32,1)	(33,1)	-2,9%
EBIT	51,3	35,8	43,3%	18,8	11,7	60,7%				44,4	30,6	44,9%
Depr. & Amort.	(8,7)	(10,2)	-14,9%	(7,5)	(8,1)	-7,5%				(8,4)	(9,7)	-13,2%
EBITDA	60,0	46,0	30,3%	26,3	19,8	32,8%				52,8	40,3	31,0%

HILA Operations (2)				North America Operations (3)			AmBev Consolidated (4)

	1H05	1H04%		1H05	1H04%		1H05	1H04%
Volumes (000 hl)	14.574	13.084	11,4%	5.137	n.d.	n.d.	57.760	47.154	22,5%
R$ million
Net Sales	959,2	858,4	11,8%	1.918,0	n.d.	n.d.	7.399,9	4.552,2	62,6%
COGS	(440,6)	(407,9)	8,0%	(651,7)	n.d.	n.d.	(2.703,4)	(1.930,8)	40,0%
Gross Profit	518,6	450,5	15,1%	1.266,2	n.d.	n.d.	4.696,5	2.621,4	79,2%
SG&A	(342,6)	(276,6)	23,9%	(785,2)	n.d.	n.d.	(2.350,5)	(1.403,6)	67,5%
EBIT	176,0	173,9	1,2%	481,0	n.d.	n.d.	2.346,0	1.217,7	92,7%
Depr. & Amort.	(93,8)	(81,2)	15,5%	(110,3)	n.d.	n.d.	(523,9)	(411,0)	27,5%
EBITDA	269,8	255,1	5,7%	591,2	n.d.	n.d.	2.869,8	1.628,7	76,2%
% of Total EBITDA	9,4%	15,7%		20,6%	n.d.		100,0%	100,0%

% of Net Sales
Net Sales	100,0%	100,0%		100,0%	n.d.		100,0%	100,0%
COGS	-45,9%	-47,5%		-34,0%	n.d.		-36,5%	-42,4%
Gross Profit	54,1%	52,5%		66,0%	n.d.		63,5%	57,6%
SG&A	-35,7%	-32,2%		-40,9%	n.d.		-31,8%	-30,8%
EBIT	18,4%	20,3%		25,1%	n.d.		31,7%	26,8%
Depr. & Amort.	-9,8%	-9,5%		-5,7%	n.d.		-7,1%	-9,0%
EBITDA	28,1%	29,7%		30,8%	n.d.		38,8%	35,8%

Per Hectoliter (R$/hl)
Net Sales	102,3	107,4	-4,7%	373,4	n.d.	n.d.	140,8	108,2	30,1%
COGS	(47,0)	(51,0)	-7,9%	(126,9)	n.d.	n.d.	(51,4)	(45,9)	12,1%
Gross Profit	55,3	56,3	-1,8%	246,5	n.d.	n.d.	89,4	62,3	43,4%
SG&A	(36,5)	(34,6)	5,7%	(152,9)	n.d.	n.d.	(44,7)	(33,4)	34,0%
EBIT	18,8	21,8	-13,7%	93,6	n.d.	n.d.	44,6	28,9	54,2%
Depr. & Amort.	(10,0)	(10,2)	-1,5%	(21,5)	n.d.	n.d.	(10,0)	(9,8)	2,0%
EBITDA	28,8	31,9	-9,8%	115,1	n.d.	n.d.	54,6	38,7	41,0%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2005 Results August 10, 2005 Page 23

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated

Corporate Law	2Q05	2Q04%
R$ 000

Net Sales	3.704,3	2.181,7	69,8%
Cost of Goods Sold	(1.358,1)	(933,6)	45,5%
Gross Profit	2.346,2	1.248,1	88,0%
Gross Margin (%)	63,3%	57,2%

Selling and Marketing Expenses	(558,9)	(270,1)	106,9%
% of sales	15,1%	12,4%
Direct Distribution Expenses	(261,7)	(195,7)	33,7%
% of sales	7,1%	9,0%
General & Administrative	(208,0)	(127,6)	63,0%
% of sales	5,6%	5,8%
Depreciation & Amortization	(156,9)	(124,1)	26,5%
Total SG&A	(1.185,5)	(717,5)	65,2%
% of sales	32,0%	32,9%

EBIT	1.160,7	530,6	118,7%
% of sales	31,3%	24,3%

Provisions, Net	4,3	(19,8)	n.m.
Other Operating (Expense)	(182,0)	19,7	n.m.
Equity Income	0,4	1,2	-65,1%
Interest Expense	(248,1)	(531,6)	-53,3%
Interest Income	(2,9)	330,2	n.m.
Net Interest Income (Expense)	(251,0)	(201,3)	24,7%
Non-Operating Income (Expense)	9,5	(26,2)	n.s.
Income Before Taxes	741,8	304,3	143,8%
Provision for Income Tax/Social Contrib.	(410,1)	(11,9)	3357,2%
Provision for Profit Sharing & Bonuses	(26,5)	(24,8)	6,9%
Minority Interest	(0,1)	(2,6)	n.s.

Net Income	305,2	265,1	15,1%
% of sales	8,2%	12,1%

Depreciation and Amortization	257,6	204,5	26,0%
EBITDA	1.418,2	735,1	92,9%
% of sales	38,3%	33,7%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2005 Results August 10, 2005 Page 24

CONSOLIDATED BALANCE SHEET

	AmBev
Corporate Law	Consolidated
R$ 000	Mar 2005	Jun 2005
ASSETS
Cash	831,457	897,078
Marketable Securities	257,703	213,075
Non-realized gains with Derivatives	-	-
Accounts Receivable	986,017	923,041
Inventory	1,248,209	1,178,789
Associated	-	-
Recoverable Taxes	419,166	436,114
Accounts in Advance	40,257	17,681
Prepaid Expenses	177,075	125,133
Dividend Receivable	-	-
Other	344,893	353,025

Total Current Assets	4,304,776	4,143,936

Recoverable Taxes	2,555,796	2,083,502
Receivable from Employees/Financed Shares	141,783	133,073
Deposits/Other	797,146	1,121,407

Total Long-Term Assets	3,494,725	3,337,982

Investments	17,744,289	17,150,708
Property, Plant & Equipment	5,398,340	5,222,938
Deferred	300,260	580,270

Total Permanent Assets	23,442,889	22,953,916

TOTAL ASSETS	31,242,391	30,435,833

LIABILITIES
Short-Term Debt	3,843,943	3,094,546
Accounts Payable	706,952	651,430
Sales & Other Taxes Payable	625,756	625,413
Dividend Payable	232,667	244,701
Salaries & Profit Sharing Payable	303,223	295,122
Income Tax, Social Contribution, & Other	212,918	199,323
Other	945,416	1,276,231

Total Current Liabilities	6,870,873	6,386,766

Long-Term Debt	4,530,932	3,979,580
Accounts Payable	3,102	2,408
Income Tax & Social Contribution	77,901	100,292
Deferred Sales Tax (ICMS)	295,032	310,726
Provision for Contingencies	1,494,116	1,396,473
Pension Funds Provision	80,319	82,036
Other	773,330	651,529

Total Long-Term Liabilities	7,254,733	6,523,044

TOTAL LIABILITIES	14,125,606	12,909,810

FUTURE RESULTS	-	149,946

MINORITY INTEREST	208,912	174,934

Paid in Capital	4,742,803	5,691,369
Reserves and Treasury shares	12,237,097	11,276,594
Retained Earnings	(72,028)	233,181

SHAREHOLDERS' EQUITY	16,907,872	17,201,144

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	31,242,390	30,435,834

Second Quarter 2005 Results August 10, 2005 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS

AmBev
Consolidated
R$ 000	2Q05
Cash Flows from Operating Activities
Net income	305,209
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	257,553
Contingencies and liabilites associated with
tax disputes, including interest	(4,272)
Financial charges on contingencies	13,140
(Gain) loss on disposal of PP&E, net	15,235
Financial charges on stock option plan	(3,031)
Financial charges on taxes and contributions	3,119
Equity income	(427)
Financial charges on long-term debt	(211,400)
Provision for losses in inventory and other assets	(19,254)
Deferred income tax (benefit) expense	106,563
Foreign exchange holding effect on assets abroad	(179,789)
Forex variations and unrealized gains on marketable securities	339,148
(Gains) losses on participation on related companies	857
Amortization of goodwill	333,975
Minority interest	50
(Increase) decrease in assets
Trade accounts receivable	(10,424)
Sales taxes recoverable	(35,452)
Inventories	(12,496)
Prepaid expenses	19,412
Receivables and other	(29,403)
(Decrease) increase in liabilites
Suppliers	(10,146)
Payroll, profit sharing and related charges	13,479
Income tax, social contribution, and other taxes payable	42,920
Cash used for contingencies and legal proceedings	(18,568)
Other	26,856

Net Cash Provided by Operating Activities	942,854

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	12,521
Marketable securities withdrawn (investment)	22,137
Collateral securities and deposits	(1,748)
Quinsa's share buyback program	(17,285)
Property, plant and equipment	(340,598)
Payment for deferred asset	(15,296)

Net Cash Provided (Used) in Investing Activities	(340,269)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	684
Dividends, interest distribution and capital decrease paid	(9,827)
Repurchase of shares in treasury	(14,480)
Payments received in advance for future capital increase	74,373
Premium received from the sale of put options	7,315
Increase in debt	1,552,362
Payment of debt	(2,141,040)
Increase in paid-in capital / Variation in minority interest	(328)

Net Cash Provided (Used) in Financing Activities	(530,941)

Foreign Exchange Variations on Cash	(6,023)

Subtotal	65,621

Cash and cash equivalents, beginning of period	831,457
Cash and cash equivalents, end of period	897,078
Net increase in cash and cash equivalents	65,621

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.